SECURITIES AND EXCHANGE COMMISION
                              Washington D.C. 20549

                               -------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            For the month April 2003

                               -------------------

                       Fresenius Medical Care Corporation
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                              Else-Kroner Strasse 1
                            61346 Bad Homburg v.d.H.
                                     Germany
                    ----------------------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or 40-F

Form 20-F     [X]                                    Form 40-F     [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     [ ]                                          No     [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

         Pursuant to the provisions of General Instruction B to Form 6-K, Fresenius Medical Care Aktiengesellschaft (the "Registrant") is disclosing the following information:

         On or about April 17, 2003 the Registrant mailed its 2002 Annual Report to shareholders. Registrant is also distributing to holders of American Depositary Receipts representing Registrant's Ordinary shares (i) the agenda for Registrant's Ordinary General Meeting, (ii) a voting instruction card for ADR holders, (iii) the report of Registrant's Supervisory Board for 2002, (iv) certain additional information relating to Registrant's equity securities, Registrant's Directors and Senior Management and management compensation, including options (collectively, the "Supplemental Management Information") and
(v) a Summary Annual Report to Shareholders. The information described in items
(i) thorugh (iv) is being filed with this Report. Copies of Registrant's Summary Annual Report to Shareholders for 2002 and Registrant's complete Annual Report to Shareholders are being filed as a paper filing under cover of a separate Form 6-K pursuant to Regulation S-T Rule 101(b)(1). Registrant's Annual Report to Shareholders may also be accessed through Registrant's web site, WWW.FMC-AG.COM.

Financial Statements, Pro Forma Financial Information and Exhibits.

Exhibit 99.1 Agenda for Ordinary General Meeting to be held May 22, 2003 (incorporated by reference to the form 6-K of theRegistrant filed April 8, 2003).

Exhibit 99.2 Voting Instruction Card for holders of American Depositary Receipts representing the Registrant's Ordinary bearer shares

Exhibit 99.3 Report of the Registrant's Supervisory Board for the 2002 Financial Year

Exhibit 99.4      Supplemental Management Information for Registrant

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 22, 2003                 FRESENIUS MEDICAL CARE
                                     Aktiengesellschaft



                                     By: /s/ BEN LIPPS
                                         ---------------------------------------
                                         Name: Dr. Ben Lipps
                                         Title: Chairman of the Management Board



                                     By: /s/ ULF M. SCHNEIDER
                                         ---------------------------------------
                                         Name: Dr. Ulf M. Schneider
                                         Title: Chief Financial Officer